

September 16, 2013

Via E-mail
Mr. Michael Pawelek
Chief Executive Officer
Starboard Resources, Inc.
300 E. Sonterra Blvd., Suite 1220
San Antonio, Texas 78258

>　　**Re:**　　**Starboard Resources, Inc.**
>　　　　　　**Registration Statement on Form S-1**
>　　　　　　**Filed September 13, 2013**
>　　　　　　**File No. 333-191139**

Dear Mr. Pawelek:

　　　　We have reviewed your registration statement and letter, dated August 30, 2013, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.　　We note your response to prior comment 1. However, your prospectus cover page does not reflect a fixed offering price for the securities for the duration of the offering. In that regard, you make reference on your prospectus cover page to the sale of all or a portion of the shares at prevailing market prices or privately negotiated prices after your securities are listed on an exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB. Please revise your disclosure to reflect that the shares offered in this offering will be sold at the fixed price of $3.50 for the duration of the offering.

2.　　Prior comment 3 requested that you revise your disclosure throughout your filing to accurately reference the relevant Asym, Gidding and Hunton partnerships and their general partners. However, your disclosure of the parties to the "Monetization Agreement" at page 10 is not consistent with your disclosure elsewhere at pages 22 and 49 and Exhibit 4.2. Please advise or revise.

Mr. Michael Pawelek
Starboard Resources, Inc.
September 16, 2013
Page 2

Prospectus Summary, page 1

Lawsuit Relating to Our Common Stock Shares, page 6

3.   We note your reference at page 9 to dilution of the interests of the limited partners to the general partner's partnership interest upon dissolution of the partnerships. Please revise to clarify the nature and extent of such dilution, and its potential impact on the ownership of your common stock by the limited partners.

"Monetization" Agreement between Asym Capital LP, LP…, page 9

4.   We note your response to prior comment 9. However, you have not revised the disclosure referencing ownership by the partnerships of "Starboard common shares registered under the Securities Act through this Form S-1 registration statement." This disclosure suggests that the shares are registered. However, as noted in prior comment 9, the registration statement registers the resale of common stock by the selling shareholders, and does not register the shares of common stock. Please revise.

5.   Please clarify here and throughout the prospectus, if true, that the sale of your common stock by "other designated shareholders" refers to the other selling shareholders identified in your disclosure under "Principal and Selling Stockholders" at page 105.

Starboard Resources, Inc. Organizational Chart, page 12

6.   We note that the organizational chart at page 12 presents the ownership of your common stock by two groups of shareholders on an aggregate basis. Please revise to include a cross-reference to your beneficial ownership table to direct investors to the information you have provided regarding the beneficial ownership of each of the entities referenced in the chart.

Summary Historical Consolidated and Unaudited Financial Data, page 13

7.   Please revise the second to last sentence of the fourth paragraph on page 13 to indicate the summary consolidated balance sheet data as of June 30, 2012 rather than as of June 30, 2013 was derived from your unaudited consolidated balance sheet of such date, which is not included in the prospectus.

Supplemental Financial Data, page 64

8.   We note your disclosure here and on page 28 whereby you reference Impetro Resources LLC as the predecessor corporation. Please refer to Rule 405 of Regulation C and clarify how you determined Impetro Resources LL is a predecessor entity.

Description of the Properties, page 69

Oil and Natural Gas Reserves, page 70

9.   In part, comment ten of our August 16, 2013 letter requested you to "…expand the discussion of PV-10 to address the treatment of unproved reserves, including product prices employed and any volume or cash flow reduction for risk." On pages 19 and 67, you state "[p]resent value, or PV-10, when used in connection with oil and gas reserves, means the estimated future gross revenue to be generated from the production of proved reserves…" On page 70, you present PV-10 for unproved reserves. On page 77, you state "[a]t January 1, 2013, probable reserves had a PV-10 of $48.0 million, consisting of 76% oil and condensate. Possible reserves during this period had a PV-10 of $9.0 million, consisting of 23% oil and condensate." Please revise the disclosure here and elsewhere in your filing to clearly describe your treatment of PV-10 for both proved and unproved reserves.

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 76

10.   We note that you disclose that your lease operating expenses were $1,530,274 for the year ended December 31, 2012, whereas your tabular disclosure reflects that these expenses relate to the six months ending June 2013. Please advise or revise.

Results of Operations, page 79

11.   Your results of operations discussion appears to focus only on your operating income (loss). Please provide a discussion that analyses the underlying reasons and known trends for Other income (expense) items presented in your statements of operations.

Liquidity and Capital Resource, page 81

12.   We note you expect to fund your 2013 capital budget predominantly with cash flows from operations. Please disclose in this section your capital budget for 2013.

Comparison of the years ended December 31, 2011 and December 31, 2012 and the six months ended June 30, 2013 to the six months ended June 30, 2012, page 82

Depletion, depreciation and amortization (DD&A), page 83

13.   Please clarify what you mean when you state the DD&A expense increase "reflects the impact of asset consolidation on the balance sheet."

General and administrative expense (G&A expense), page 83

14.   Please discuss the underlying reasons for the increase in G&A expense for the six months ended June 30, 2013 in comparison to the six months ended June 30, 2012.

Executive Compensation, page 94

Summary Compensation Table, page 98

15.   We note your response to prior comment 17, and your new disclosure in your summary compensation table of "116,550" for stock awards in 2012 for each of Mr. Pawelek, Mr. Shaw and Mr. Vo. However, you disclose earlier in your filing that such individuals each received 116,550 shares of restricted stock, and you disclose in footnote 14 to your financial statements for the fiscal year ended December 31, 2012 a grant date fair value of $10.00 per share. Please note that amounts listed in the "Stock Awards" column of the "Summary Compensation" table are required to be calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Refer to Item 402(n)(2)(v) of Regulation S-K. Please revise or advise. Please also include a footnote disclosing all assumptions made in the valuation of any stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

16.   We note that the value of the stock awards granted to Mr. Pawelek, Mr. Shaw and Mr. Vo in 2012 is not reflected in their total compensation. Please revise or advise.

Financial Statements

17.   Please obtain and file a revised report from your independent public accounting firm that includes the signature of the firm in accordance with Rule 2-02 of Regulation S-X and AU Section 508. This comment also applies to the audit report opining on the financial statements of ImPetro Resources, LLC.

Consolidated Statements of Changes in Stockholder's Equity, page F-4

18.   With respect to the retroactive application of common stock issued to the common controlled entities in connection with the roll-up transaction please address the following:

- tell us why 1,519,146 of the 7,550,000 common shares issued to common controlled entities are reflected as issued on the roll-up date; and

- clarify if the retroactive application of 6,030,854 common shares and related equity accounts represent the historical equity of the common controlled entities as of the roll-up date.

Exhibits

19.   We note that you make reference in your exhibit index to certain exhibits filed with your registration statement on Form 10 and your quarterly report on Form 10-Q. If you intend to incorporate such exhibits into your registration statement on Form S-1 by reference to such other filings, please revise your exhibit index to provide such incorporation by reference.

20.   Please submit the interactive data files required by Item 601(b)(101) of Regulation S-K. It does not appear that these interactive data files have been submitted with this registration statement. We also note that you have not submitted such interactive data files with your quarterly report for the quarter ended June 30, 2013. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jennifer Gallagher, Staff Accountant, at (202) 551-3706 if you have questions regarding issues related to the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, Laura Nicholson, Staff Attorney, at (202) 551-3584 with any other questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director